Schedule 13D                                                         Page 1 of 8


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SEC 1746   Potential persons who are to respond to the collection of information
(2-98) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                  LABTEC INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   505450205
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 KRISTEN ONKEN
          Senior Vice President, Finance and Chief Financial Officer
                          LOGITECH INTERNATIONAL S.A.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                (510) 795-8500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 7, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 8


CUSIP No. 505450205
         ----------
------------------------------------------------------------------------------
      Names of Reporting Person.
 1.   SS or I.R.S. Identification No. of above person

      Logitech International S.A.    I.R.S. Identification NO.: Not Applicable
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group*
 2.                                                                   (a) [_]
                                                                      (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds*
 4.
      00
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings Is Required Pursuant
 5.   to Items 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Switzerland
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8.

     OWNED BY             2,032,161 (See (1) below)
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9.
    REPORTING
                          0 (See (1) below)
      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH         10.
                          N/A

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.

      2,032,161 (See (1) below)
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
12.
                                                                          [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      Approximately 48.2 percent (See (1) below)
------------------------------------------------------------------------------
      Type of Reporting Person*
14.
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

*See Instructions Before Filling Out.

Schedule 13D                                                         Page 3 of 8


(1) 2,032,161 shares of common stock of Labtec Inc., a Massachusetts corporation ("Labtec"), are subject to Stockholder Agreements between Logitech Inc., a California corporation ("Logitech Subsidiary"), and certain stockholders of Labtec, as described in Items 3 and 4 below. Logitech Subsidiary is a wholly-owned subsidiary of Logitech International S.A. ("Logitech"). Logitech and Logitech Subsidiary expressly disclaim beneficial ownership of any of the shares of Labtec common stock subject to the Stockholder Agreements. Based on the 4,214,221 shares of Labtec common stock outstanding after the issuance of 199,739 shares of Labtec common stock upon the exercise of outstanding options which are either vested or will vest within 60 days of February 7, 2001, the 2,032,161 shares of Labtec common stock subject to the Stockholder Agreements which Logitech and Logitech Subsidiary may be deemed to beneficially own as of February 7, 2001 represent approximately 48.2% of the outstanding Labtec common stock.

Item 1.   Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share, of Labtec Inc., a Massachusetts corporation. The principal executive offices of Labtec are located at 1499 Southeast Tech Center Place, Suite 350, Vancouver, Washington 98683.

Item 2.   Identity and Background

The name of the corporation filing this Statement is Logitech International S.A., a Swiss corporation ("Logitech"). Logitech is the parent corporation of its wholly-owned subsidiary, Logitech Inc., a California corporation ("Logitech Subsidiary"). Logitech is an international leader in the design, manufacture and marketing of computer peripherals. The address of Logitech Subsidiary's principal business office is 6505 Kaiser Drive, Fremont, California 94555.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Logitech (ii) the residence or business address of each of the directors of Logitech, (iii) the present principal occupation or employment, if any, of each of the executive officers and directors of Logitech, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof, and (iv) the citizenship of each of the executive officers and directors of Logitech. The address of the executive offices of Logitech Subsidiary is the same as the address of Logitech Subsidiary's principal business.

Neither Logitech nor, to the knowledge of Logitech, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Logitech, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3.   Source and Amount of funds or Other Consideration

Pursuant to an Agreement and Plan of Reorganization, dated as of February 7, 2001, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among Logitech, Logitech Subsidiary, Thunder Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Logitech Subsidiary ("Merger Sub"), and Labtec, and subject to the conditions set forth therein, Merger Sub will commence an offer (the "Offer") to exchange for each outstanding share of Labtec (i) $11.00 in cash and (ii) a fraction of an American depositary share of Logitech (each, a "Logitech ADS") equal to $7.00 divided by the average closing bid price of a Logitech ADS as reported by Bloomberg Financial Markets (or such other source as Labtec and Logitech shall agree) on the 20 consecutive trading days ending on the trading day that is three business days prior to the day on which the Offer actually expires, but will not be less than 0.2234 of a Logitech ADS (if such average closing bid price exceeds

Schedule 13D                                                         Page 4 of 8


$31.34) or more than 0.2730 of a Logitech ADS (if such average closing bid price is less than $25.64). The cash portion will be financed through a bridge loan from Credit Suisse, the terms of which are described in a term sheet filed as
Exhibit 3 to this Schedule 13D. As soon as practicable following the satisfaction or waiver of the conditions to the merger set forth in the Merger Agreement (including that there be validly tendered and not withdrawn prior to the expiration of the Offer at least 67 percent of the fully-diluted shares of Labtec common stock, receipt of applicable regulatory approvals, and Labtec stockholder approval if necessary), Merger Sub will merge with and into Labtec and Labtec will become a wholly-owned subsidiary of Logitech Subsidiary (such events constituting the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Labtec, with Labtec remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

As an inducement to Logitech to enter into the Merger Agreement and in consideration thereof, certain stockholders of Labtec (collectively, the "Principal Stockholders") entered into individual Stockholder Agreements with Logitech Subsidiary, a copy of the form of which is attached hereto as Exhibit 2 (each, a "Stockholder Agreement" and, collectively, the "Stockholder Agreements"), whereby each Principal Stockholder agreed, severally and not jointly, to tender all of the shares of Labtec common stock beneficially owned by such Stockholder in the Offer, and to vote all such shares of Labtec common stock in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters and against other business combination transactions involving Labtec. Logitech and Logitech Subsidiary did not pay additional consideration to any Principal Stockholder in connection with the execution and delivery of the Stockholder Agreements.

References to, and descriptions of, the Offer, the Merger, the Merger Agreement, and the Stockholder Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreements included as Exhibits 1 and 2 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4:   Purpose of Transaction

     (a)-(b) As described in Item 3 above, this Statement relates to the acquisition of Labtec by Logitech pursuant to a statutory merger of Merger Sub, a wholly-owned subsidiary of Logitech, with and into Labtec, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Labtec will continue as the Surviving Corporation and as a wholly-owned subsidiary of Logitech. By virtue of the Merger, each holder of outstanding shares of Labtec common stock will receive, in exchange for each share of common stock held by such holder, $11.00 in cash and a fraction of an American depositary share of Logitech (each, a "Logitech ADS"). Such fraction of a Logitech ADS shall be an amount equal to $7.00 divided by the average closing bid price of a Logitech ADS as reported by Bloomberg Financial Markets (or such other source as Labtec and Logitech shall agree) on the 20 consecutive trading days ending on the trading day that is three business days prior to the day on which the Offer actually expires, but will not be less than 0.2234 of a Logitech ADS (if such average closing bid price exceeds $31.34) or more than
          0.2730 of a Logitech ADS (if such average closing bid price is less than $25.64).

     (c)  Not applicable.

     (d) Pursuant to the Merger Agreement, effective upon the acceptance for payment of any shares of Labtec common stock pursuant to the Offer, Merger Sub will be entitled to designate that number of members of Labtec's board of directors as is proportionate to the number of shares of Labtec common stock then beneficially owned by Merger Sub or Logitech Subsidiary. Upon the consummation of the Merger, the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the initial officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the effective time of the Merger until their respective successors are duly appointed. Logitech Subsidiary will appoint each of the directors and officers of Merger Sub.

Schedule 13D                                                         Page 5 of 8


     (e)  Other than as a result of the Offer and Merger, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Amended and Restated Articles of Organization of Labtec will be amended and restated in its entirety to be identical to the Articles of Organization of Merger Sub, as in effect immediately prior to the effective time of the Merger, and such Articles of Organization, as so amended and restated, will be the Articles of Organization of the Surviving Corporation until thereafter amended in accordance with the Massachusetts Business Corporation Law and Chapter 156B of the Massachusetts General Laws (collectively, the "MBCL") and such Articles of Organization. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the MBCL, the Articles of Organization of Merger Sub and such Bylaws.

     (h)-(i) Upon consummation of the Merger, the Labtec common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and cease to be authorized to be quoted on the OTC Bulletin Board sponsored by NASDAQ.

     (j) Other than described above, Logitech currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)- (j) of Schedule 13D, inclusive, although Logitech reserves the right to develop such plans.

References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholder Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreements included as Exhibits 1 and 2 to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Schedule 13D                                                         Page 6 of 8


Item 5.   Interest in Securities of the Issuer

     (a)-(b) As a result of the Stockholder Agreements, Logitech may be deemed to be the beneficial owner of at least 2,032,161 shares of Labtec common stock as of February 7, 2001. Such Labtec common stock constitutes approximately 48.2% of the issued and outstanding shares of Labtec common stock, based on the 4,214,221 shares of Labtec common stock outstanding as of February 7, 2001 (as represented by Labtec in the Merger Agreement) and assuming the issuance of 199,739 shares of Labtec common stock upon the exercise of outstanding options which are either vested or will vest within 60 days of February 7, 2001. Logitech also may be deemed to have shared voting power with respect to the foregoing shares of Labtec common stock with respect to those matters described above. However, Logitech (a) is not entitled to any rights as a stockholder of Labtec as to the foregoing shares of Labtec common stock, and (b) disclaims any beneficial ownership of the shares of Labtec common stock which are covered by the Stockholder Agreements.

          To the knowledge of Logitech no other person listed on Schedule A hereto has an equity or other ownership interest in Labtec.

          Set forth on Schedule B hereto is the name of those stockholders of Labtec that have entered into a Stockholder Agreement with Logitech, and to the knowledge of Logitech, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (c) To the knowledge of Logitech, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

     (d) To the knowledge of Logitech, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreements, to the knowledge of Logitech, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of Labtec, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Schedule 13D                                                         Page 7 of 8


     1. Agreement and Plan of Merger, dated February 7, 2001, by and among Logitech International S.A., a Swiss corporation, Logitech Inc., a California corporation and a wholly-owned subsidiary of Logitech International S.A., Thunder Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Logitech Inc. and Labtec Inc., a Massachusetts corporation.

     2. Form of Stockholder Agreement, dated February 7, 2001, by and between Logitech Subsidiary and certain stockholders of Labtec set forth on Schedule B hereto.

     3. Term Sheet, dated February 7, 2001, by and between Logitech and Credit Suisse.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 20, 2001
--------------------------------------------------------------------------------
Date

LOGITECH INTERNATIONAL S.A.

/s/ Kristen Onken
--------------------------------------------------------------------------------
Signature
Kristen Onken, Senior Vice President, Finance and Chief Financial Officer
--------------------------------------------------------------------------------
Name/Title

                                   SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          LOGITECH INTERNATIONAL S.A.

     The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Logitech . Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Logitech International S.A., 6505 Kaiser Drive, Fremont, California 94555.


    Name of Executive Officer       Title and Present Principal Occupation                      Citizenship
--------------------------------    --------------------------------------      ---------------------------------------------
Guerrino De Luca                    President and Chief Executive Officer,         Italy
                                    Director

Greg Chambers                       Senior Vice President, Worldwide Sales         U.S.A.
                                    and Marketing

Erh-Hsun Chang                      Senior Vice President, Operations and          Republic of China
                                    General Manager, Far East

Wolfgang Hausen                     Senior Vice President and General              U.S.A.
                                    Manager, Control Devices Division

Kristen Onken                       Senior Vice President, Finance and Chief       U.S.A.
                                    Financial Officer

         Name of Director           Title and Present Principal Occupation                      Citizenship
--------------------------------    --------------------------------------      ---------------------------------------------
Daniel Borel                        Chairman of the Board of Directors             Switzerland

Pier Carlo Falotti                  Corporate Director                             Italy

Jean-Louis Gassee                   Chief Executive Officer                        France
                                    Be Inc.
                                    800 El Camino Real, Suite 400
                                    Menlo Park, CA 94025

Frank Gill                          Corporate Director                             U.S.A.

Kee-Lock Chua                       President                                      Singapore
                                    MediaRing.com
                                    10 Eunos Road 8
                                    #12-01 Singapore Post Centre
                                    Singapore 408600

Schedule 13D                                                         Page 1 of 1



                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                        WITH LOGITECH INTERNATIONAL S.A.

     The following table sets forth the name and present principal occupation or employment of each Stockholder of Labtec that has entered into a Stockholder Agreement with Logitech Subsidiary in connection with the Merger Agreement, and the aggregate number of shares of Labtec common stock beneficially owned by each such Stockholder as of February 7, 2001. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is 5355 Town Center Road, Suite 802, Boca Raton, Florida, 33486.


                Stockholder Party to Voting Agreement                           Shares Beneficially Owned
----------------------------------------------------------------------    ----------------------------------------
Sun MultiMedia Partners, L.P..........................................                     1,936,861
Sun Venture Capital Partners I, L.P...................................                        95,300